As filed with the Securities and Exchange Commission on February 27, 2008
Registration No. 333—

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AMDL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0413161 (I.R.S. Employer Identification No.)
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gary L. Dreher, President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
Copy to:
Randolf W. Katz, Esquire
Bryan Cave LLP
1900 Main Street, Suite 700
Irvine, California 92614
(949) 223-7100
Richard H. Bruck, Esquire
19100 Von Karman Avenue, Suite 950
Irvine, California 92612
(949) 975-8181
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to rule 462(e) under the Securities Act, check the following: ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount	offering price	aggregate	Amount of
securities to be registered	registered(1)	per share (1)(2)	offering price(2)	registration fee
Common Stock, $.001 par value per share	4,345,257	$3.18	$13,817,918	$543.04

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the reported closing sales price of the registrant’s common stock on February 20, 2008 on the American Stock Exchange.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2008
PROSPECTUS
AMDL, INC.
4,345,257 SHARES
OF COMMON STOCK

     This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 4,345,257 shares of our common stock, of which 1,366,319 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.
     The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange, in private, negotiated transactions or a combination of such methods. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $6,476,000 from the exercise of outstanding warrants, if and when they are exercised.
     On February 20, 2008, there were 15,731,329 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On February 20, 2008, the closing price of the common stock on the American Stock Exchange was $3.18 per share.
     We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

     The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at page 18 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2008

     We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.
     In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation, and its subsidiaries. In this prospectus, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars.
ABOUT FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS
Overview of Our Business
     We are an international bio-pharma company that investigates and develops pharmaceutical products and diagnostic tests for both the detection and treatment of cancer. We also sell OEM products and test kits which are manufactured by others. Our products may be used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our DR-70® test kit may be used to assist in the detection of at least 14 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon; and liver. As DR-70® is a non-invasive blood test, there are no side effects to the administration of our test. As with other cancer diagnostic products, false negative and false positive results could pose a small risk to patient health if their physician is not vigilant in following up on the DR-70® results with other modalities that are standard of care for these patients. DR-70® is not yet available for sale in the United States (“U.S.”). Our DR-70® test kit cannot be sold in the U.S. until we receive premarket approval for the DR-70® from the U.S. Food and Drug Administration (“USFDA”). As more fully discussed below, we have submitted a 510(k) application to the USFDA to obtain premarket approval for the DR-70® as a Class II regulated device and such application is currently under review by the USFDA.
     Through our wholly-owned subsidiary, Jade Pharmaceutical Inc. (“JPI”), we manufacture and distribute generic, homeopathic, over-the-counter pharmaceutical products and supplements. JPI manufactures and distributes its products through two wholly-owned Chinese subsidiaries, Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”) and Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”). JPI acquired the businesses currently conducted by YYB and JJB in 2005 along with certain assets and liabilities of a predecessor to JJB (JiangXi Shangrao KangDa Biochemical Pharmacy Co. Ltd). YYB’s facilities are located in Tuman City, Jilin Province, China and JJB is located in Shangrao, Jiangxi Province, China. JPI also researches and develops other pharmaceutical products which require the approval of the People’s Republic of China State Federal Drug Agency (“SFDA”).
     Both JJB and YYB are wholly-foreign owned enterprises (“WFOEs”). WFOEs are limited liability companies established under Chinese Company Law that are exclusively owned by foreign investors. WFOEs are used to, among other things: enable local China based entities to carry on business in China, rather than operate in a representative capacity; acquire land use certificates to own and operate facilities in China; employ persons in China; hold intellectual property rights; protect intellectual property and proprietary technology; and issue invoices to their customers in Renminbi and record revenues in Renminbi, but convert the profits into U.S. dollars for distribution to their parent company outside China. There are also potential disadvantages of operating as a WFOE, including, but not limited to, unlimited liability claims arising from the operations in China and potentially less favorable treatment from governmental agencies than would be afforded to those entities operating with a Chinese partner.
     We are in the process of establishing another series of entities, including another WFOE that will acquire, manage and operate a chain of clinics to be known as JPGreen Health and Beauty Clinics (“JPGreen Clinics”). The JPGreen Clinics will offer, in addition to a number of “Esmond brand” and “Jade brand” generic pharmaceuticals, anti-aging injectibles and skin care products containing human placental solution named Goodnak. Initially, the JPGreen Clinics will be established in Shanghai, China.
     Our executive offices are located at 2492 Walnut Avenue, Suite 100, Tustin, California 92780, telephone number (714) 505-4460. In September 2001, we registered our common stock under the Securities Exchange Act of 1934 and listed on the American Stock Exchange under the symbol ADL. You may review any of our public reports or information on file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or review our reports at http://www.sec.gov or http://www.amdlcorporate.com. Information on, or accessible through, our website is not incorporated into this prospectus unless this prospectus specifically indicates otherwise.
Acquisition of Jade Pharmaceutical Inc.
     On September 28, 2006, pursuant to the Stock Purchase and Sale Agreement dated May 12, 2006, as amended, we acquired 100% of the outstanding shares of JPI (and hence, YYB and JJB, JPI’s subsidiaries) from Jade Capital Group Limited, a Hong Kong based British Virgin Islands company (“JCG”). The aggregate purchase price of JPI was $9,116,896, consisting of 2,643,000 shares of our common stock valued at $7,929,000 (based on the price of our common stock at the time of acquisition), options to purchase 500,000 shares of our common stock valued at $595,000 (based on the Black-Scholes option pricing model) and $592,896 in acquisition related transaction costs.
     The terms of the Stock Purchase and Sale Agreement provided that 100,000 shares of our common stock (the “Escrow Shares”) would be deposited into an escrow account held by a third-party escrow agent until JCG or its shareholders demonstrated that the SFDA or other appropriate agency had issued a permit or the equivalent regulatory approval, in form and substance satisfactory to us, for JPI to sell and distribute DR-70® in China without qualification. Under the Escrow Agreement, as amended, if JCG has not notified the escrow agent that the SFDA has issued the approval to market DR-70® before March 31, 2008, or if we dispute that the purported approval is satisfactory, the Escrow Shares shall be delivered by the escrow agent to us for cancellation. In the event the Escrow Shares are released to JCG or its shareholders, we will record the fair value of the 100,000 shares of common stock issued as goodwill.
     In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, we have allocated the total purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The allocation of the purchase price is described in our consolidated financial statements which are incorporated into this document by reference. The fair values assigned to identifiable intangible assets acquired were based on management's estimates and assumptions of their fair values. The fair values of the non-compete agreements, customer relationships and trade name and logo of JPI were determined using an income approach and discounted cash flow techniques.
Our Products and Regulatory Approval
     To date, we have not generated significant revenue from the sale of our proprietary or non-proprietary products. We develop and sell our DR-70 ® immunoassay test for the detection and monitoring of cancer outside the U.S., and we are a U.S. OEM for non-invasive and non-therapeutic diagnostic blood and urine products test kits.
     Our products, to the extent they may be deemed medical devices or biologics, are governed by the U.S. Food, Drug and Cosmetics Act and by the regulations promulgated there under by the USFDA as well as the regulations of state agencies and various foreign governmental agencies in the jurisdictions where our products are distributed. We (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The USFDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.

      DR-70 ®
     DR-70 ® is our proprietary diagnostic test kit which has been shown to detect at least 14 different common cancers, including, but not limited to: lung (small and non-small cell); stomach; breast; rectal; colon; and liver cancer. DR-70 ® is a tumor-marker, which is a biochemical substance indicative of neoplasia, potentially specific, sensitive, and proportional to tumor load, used to screen, diagnose, assess prognosis, follow response to treatment, and monitor for recurrence. As DR-70 ® is a non-invasive blood test, there are no side effects of the administration of the test. As with other cancer diagnostic products, false positive and false negative test results could pose a small risk to patient health if their physician is not vigilant in following up on the DR-70 ® test results with other clinically relevant diagnostic modalities.
     DR-70 ® is subject to specific USFDA rules applicable to in vitro diagnostic (“IVD”) products. Prior to marketing DR-70 ® in the U.S., we are required to make a pre-market application as an immunology and microbiology device under the category “Tumor Associated Antigens Immunological Test System” regulated as a Class II IVD device. We are required to prove the safety and efficacy of the products and to comply with specified labeling requirements for IVD products for human use. We must abide by the listing rules of the USFDA when and if DR-70 ® is approved for sale in the U.S. We have established our Quality System Regulation in accordance with applicable regulations and were most recently inspected in November 2004. Our Quality System Regulation program contains applicable complaint provisions that we believe meet the USFDA’s requirements for Medical Device Reporting and we have experienced no incidents or complaints to date. We also have implemented procedures for preventive and corrective action and changed our packing and shipping method once in 2002 to improve protection of our product.
     In addition, each foreign jurisdiction may have separate and different approval requirements and processes. Our distribution agreements require our distributors to obtain the requisite approval and clearance in each jurisdiction in which they sell products. In our experience, once a foreign approval is obtained, it is generally renewed on a periodic basis, annually or otherwise. In certain territories, distributors can sell under limited circumstances prior to approval and in other territories no formal approval is required. On December 20, 2000, the Medical Devices Agency of United Kingdom Department of Health issued a letter of no objection to the exportation of our DR-70® from the U.S. to the United Kingdom, allowing DR-70® to be sold in the United Kingdom. In late 2006, Mercy Bio Technology Co., Ltd., our distributor in Taiwan, received Department of Health approval to market DR-70® in Taiwan. We have also received regulatory approval to market DR-70 ® in South Korea and import and market DR-70 ® in Australia. In Canada, DR-70 ® is approved as a screening device for lung cancer only.
     In 1993, the Cross Cancer Institute, located in Edmonton, Alberta, Canada, approved a clinical trial protocol for DR-70 ® for lung cancer under the auspices of the Alberta Cancer Board. The objective of the clinical trial at the Cross Cancer Institute was to evaluate the sensitivity and specificity of the DR-70 ® lung cancer tumor-marker and to determine if the level of the tumor-marker correlates with the stage of lung cancer development. In the Cross Cancer Institute clinical trial, 233 patients with newly diagnosed lung cancer and 238 volunteers with no clinical evidence of disease were selected. The DR-70 ® tumor-marker was measured in blood serum samples collected from both cancer patients and volunteers. The control group was composed of smokers and non-smokers. The results showed sensitivity of the lung cancer test was 67% and specificity was 91%. We believe these results, coupled with data reported in continued studies at the Cross Cancer Institute, demonstrate the value of the DR-70 ® lung cancer tumor-marker as a diagnostic test for detecting lung cancer. These tests also helped determine the usefulness of DR-70 ® for monitoring response to treatment and for predicting the recurrence of lung cancer. The test is currently available and approved for lung cancer detection and monitoring by Health Canada.
     In 1997, clinical studies using DR-70® were conducted in Wuhan, China. The results of these studies have been published in the peer-reviewed Journal of Immunoassay, among others. These studies determined that the DR-70 ® immunoassay kit detected a number of different cancers, in addition to lung cancer. The researchers who performed these studies did note that false positive results were possible for the DR-70 ® immunoassay, much like other cancer detection tests, due to other conditions affecting the patient, e.g., pregnancy or recent trauma. In these clinical trials, DR-70 ® was found to have an overall specificity of 95% and an overall sensitivity of 84%. Thirteen different types of cancer were found in the screening process, indicating that DR-70 ® has significant usefulness as a cancer-screening tool. In late 2001, the study was expanded to include more than 700 patients and the results of this expanded study confirmed the previously published results while providing a broader statistical base. In May 2003, at a meeting of the American Gastroenterology Society in Orlando, Florida, clinical studies were presented using DR-70 ® at the University of Frankfurt to detect colorectal cancer. Samples were taken from 85 gastrointestinal patients, including 29 patients with hepatocellular cancer, 13 with pancreatic cancer, 30 with colorectal cancer, 10 with stomach cancer and 3 with esophageal cancer. In these tests, DR-70 ® was found to have an overall specificity of 93% and an overall sensitivity of 91%. In November 2004, the results of the study were published in the gastroenterology journal, Alimentary Pharmacology & Therapeutics. The data for these trials indicated that patients with advanced tumors exhibited significantly higher DR-70 ® values than those with early-stage tumors. The authors concluded that the DR-70 ® immunoassay reliably differs between cancer patients and healthy controls. In November 2004, researchers at Wuhan University in China performed a clinical trial to evaluate the diagnostic value of the DR-70 ® immunoassay for the detection of tongue cancers. In 2005, the results of the Wuhan University oral cancer trial were published in the British Journal of Oral and Maxillofacial Surgery. These researchers concluded that the serum concentrations of our DR-70 ® immunoassay were significantly higher in patients with malignant disease, than in either the benign or healthy control groups. In addition, “the concentration of the DR-70 ® immunoassay in serum correlated significantly with 3-year survival.”
     In 2001, we released a modified DR-70® test and the clinical testing of the modified test kit was performed in Germany. Studies completed at the University of Frankfurt have shown DR-70® to be a reliable screening test for cancer of the gastrointestinal tract. An ovarian study was published in the January 2006 German Journal of Obstetrics and Gynecology. The German ovarian cancer study demonstrated that the sensitivity of DR-70 ® was 13.1% higher than CA-125 for the patients included in the study.
     In May 2002, we conducted clinical trials using samples obtained from patients at sites in Texas and Florida. In these monitoring trials, we compared the DR-70® values with the currently accepted assay, Carcinoembryonic Antigen (CEA), at each patient visit in the serial set of monitoring visits. In September 2003, we submitted our first 510(k) application to the USFDA to obtain a premarket approval for the DR-70® test as a Class II regulated IVD device. According to the USFDA, a 510(k) is a premarket submission made to USFDA to demonstrate that the device to be marketed is at least as safe and effective, that is, substantially equivalent, to a legally marketed device that is not subject to a premarket approval. As submitters of the application, we must compare our device to one or more similar legally marketed devices and make and support our substantial equivalence claims.In this 510(k) application, we attempted to demonstrate that the DR-70® test is at least as safe and effective, that is, substantially equivalent, to the legally marketed predicate device, CEA. In this 510(k) application, our intended use for the DR-70® immunoassay was as an aid in monitoring patients with colorectal cancer. In January 2004, the USFDA responded to our submission. The USFDA identified deficiencies in our application and the USFDA advised our consultant, Diagnostic Oncology CRO, Inc. (“DOCRO”) that based upon the data submitted, the USFDA determined that the DR-70® kit was not substantially equivalent to any other device that has gone through the 510(k) approval process. The USFDA further advised that if we had data showing that the DR-70® kit has substantial equivalence, we could submit such additional information for the USFDA’s consideration.
     In January 2005, DOCRO supplied additional data in the form of a new 510(k) application to the USFDA proposing that DR-70® be used in tandem with CEA in monitoring colorectal cancer patients. In June 2005, the USFDA issued a non-substantially equivalence letter and pointed out several areas of concern regarding the new application for use of DR-70 ® as an adjunctive test with CEA. In 2006, we explored the use of a modified intended use statement in a potential third 510(k) proposal. The statistical evidence derived from these alternative trials was not statistically significant.
     On November 28, 2006, we submitted a Pre-IDE document to the USFDA, which established our intent to submit a third 510(k) application in support of the DR-70 ® immunoassay. The Pre-IDE document in support of the DR-70 ® immunoassay described the unusual regulatory strategy approach that we intended to pursue. On January 25, 2007, we met with the USFDA to support our Pre-IDE document that included a new introduction, literature review, our proposed regulatory strategy and detailed characterization studies of the capture antibody, detection antibody, antigen measured in colorectal serum and other information. On February 28, 2007, the USFDA sent a Pre-IDE review letter in response to our Pre-IDE Application and the Pre-IDE meeting in January 2007. In the USFDA’s Pre-IDE review letter, they listed 37 areas of concern. On May 17, 2007, we responded to each of USFDA’s areas of concern. On September 13, 2007, USFDA sent a response letter to our May 2007 response letter in which they listed four major areas of concern. On October 5, 2007, we submitted our third 510(k) application in support of the DR-70 ® immunoassay with the following intended use claim: “Testing using the AMDL-ELISA DR-70 ® (FDP) is to be used as an aid in monitoring the progression of patients who have been previously diagnosed with colorectal cancer. Results of DR-70 ® FDP testing should be used in conjunction with other clinical modalities that are standard of care for monitoring disease progression in these patients.” On November 13, 2007, we received a letter of deficiency noting four areas of concern in our application and our application was put on hold pending the USFDA’s receipt of our responses to its concerns. We were granted a 180-day extension to May 12, 2008 to respond in full to the USFDA’s concerns. We intend to respond to the USFDA’s concerns by that deadline. We cannot predict the length of time it will take for the USFDA to review this responsive documentation or whether premarket approval will ultimately be obtained. Accordingly, we are subject to the risk of failure to maintain our existing regulatory approvals, and in obtaining the USFDA regulatory approval of DR-70 ®, as well as the uncertainty and delay until receipt of such approval, if obtained. Therefore, we are subject to substantial business risks and uncertainties inherent therein, including the potential of business failure.
     JPI submitted an application to the SFDA for approval to market the DR-70® test kit in China. The SFDA has begun the approval process with the DR-70 ® test kit undergoing standard product review by the Beijing Institute of Medical Device Quality Supervision and Inspection Center.
     In June 2007, the Chinese approval process fundamentally changed. Under the new SFDA guidelines, the SFDA is unlikely to approve the marketing of DR-70® without one of the following: approval by the USFDA, sufficient clinical trials in China, or product approval from a country where DR-70® is registered and approved for marketing and export. JPI intends to proceed with all of these options in an attempt to meet the new SFDA guidelines, but, there can be no assurances that JPI will obtain approval for DR-70® or what the timing thereof may be.
      Our Combination Immunogene Therapy
     In August 2001, we acquired a combination immunogene therapy technology that may be effective in building a cancer patient’s immune system and could eventually lead to a vaccine to protect patients known to be at risk because of a family history for certain types of cancer. The combination immunogene therapy is intended to build the body’s immune system and destroy cancer cells. This technology involves injecting the cancer patient’s tumor with a vector carrying both a granulocyte-macrophage colony stimulating factor and a t-cell co-stimulating factor, thereby activating an immune response against the cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our combination immunogene therapy technology.
     Preliminary tests in Canada conducted on mice injected with human skin and brain cancers indicated that the combination immunogene therapy can be effective. Additionally, Phase 1 clinical trials have been completed in Canada. We funded a study conducted by Dr. Lung-Ji Chang at the University of Florida to target breast cancer with a goal of ultimately developing a vaccine using the combination immunogene therapy technology. We believe the technology may have potential for fighting several types of cancer by enhancing one’s immune system, thereby increasing the number of cells that naturally destroy cancer. We also acquired from Dr. Chang other technology relating to a humanized mouse model for the evaluation of anti-human tumor immunity and the identification of immuno-modulating genes. We are not currently conducting any trials using our combination immunogene therapy technology. No assurances can be given that any of these activities will lead to the development of any commercial products or vaccines or that USFDA approval will be obtained for any use of our immunogene therapy technology.
     On February 22, 2002, AcuVector Group, Inc. (“AcuVector”) filed a Statement of Claim in the Court of Queen’s Bench of Alberta, Judicial District of Edmonton, Canada relating to our combination immunogene therapy technology acquired from Dr. Chang in August 2001. AcuVector, a former licensee of Dr. Chang, claims that the terminated license agreement is still in effect. AcuVector is seeking substantial damages and injunctive relief against Dr. Chang and CDN$20,000,000 in damages against us for alleged interference with the relationship between Dr. Chang and AcuVector. The claim for injunctive relief seeks to establish that the AcuVector license agreement with Dr. Chang is still in effect. We performed sufficient due diligence at the time we acquired the technology to permit us to conclude that AcuVector had no interest in the technology when we acquired it. Although the case is still in the early stages of discovery, we believe that AcuVector’s claims are without merit and that we will receive a favorable judgment.
     We are also defending a companion case filed in the same court by the Governors of the University of Alberta against us and Dr. Chang. The University of Alberta claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies we paid to Dr. Chang for the combination immunogene therapy technology we purchased from Dr. Chang in 2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that we are not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.
     Accordingly, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired. However, since the final outcome of either case is not determinable, no accrual or loss relating to either action is reflected in our accompanying consolidated financial statements.
      Pylori-Probe
     Our other proprietary product, Pylori-Probe™, is cleared for sale in the U.S.; however, we do not intend to market Pylori-Probe™ because another non-invasive test exists.
      OEM Products
     Our OEM tests include non-invasive and non-therapeutic diagnostic blood tests. Our OEM product test kits are similar, if not substantially the same, as those offered by others. Our OEM products have been registered by their respective manufacturers. We purchase these products from the manufacturer and resell them under our label. We do not have any exclusive or nonexclusive rights to the technology relating to the OEM products.

     Historically, our primary OEM product was a keytone strip that was used by diabetics and those on high protein diets to monitor keytones. Keytone levels, if elevated, are associated with kidney damage in many patients. Sales of OEM products have been declining for the past few years. Since the acquisition of JPI, sales of our OEM products represent an insignificant portion of our total sales. Our line of OEM products currently includes diagnostic test kits for autoimmune and cancer markers.
     We also offer a line of non-proprietary blood tests that are designed to help diagnose a particular kind of cancer. These tests are generally known by the symbols that denote the type of cancer, e.g., CEA for colon cancer and PSA for prostate cancer.
Our Strategy
     We develop, manufacture and offer for sale non-invasive diagnostic kits to hospitals, doctors, clinics, and laboratories, giving them the ability to detect certain types of cancer in their patients. Our kits are designed to provide accuracy, reproducibility and a high degree of specificity and sensitivity.
     We continue to conduct quality assurance and quality control testing on our DR-70® product as part of our commitment to quality and to meet government regulations. We are seeking to create alliances with reference laboratories to make DR-70® testing available to physicians and patients. With just a small amount of blood serum drawn from a patient, DR-70® uses a common micro titer format familiar to most laboratories in the diagnostic industry to test for the presence of tumors. The DR-70® product is capable of detecting different types of cancer with little or no discomfort to patients. A positive diagnosis of cancer based on screening with the DR-70® test must be followed with additional diagnostic tests to determine which of the at least 13 different kinds of cancer have been detected in each patient. DR-70® test levels may increase with the progression and stage of the disease.
     Our objective is to combine our cancer detection and combination immunogene therapy vaccine technologies with JPI’s China-based pharmaceutical manufacturing, consumer sales and clinical trials expertise to build a global healthcare enterprise.
     In order to meet our objectives, we plan to do the following:
•	obtain USFDA and SFDA clearance and international approvals for our DR-70® product;

•	expand JPI’s business through new distribution channels, including, but not limited to the JPGreen Clinics;

•	distribute greater quantities of DR-70® kits in approved markets;

•	develop DR-70® distribution channels in new markets;

•	pursue one or more strategic partners to license and develop our combination immunogene therapy technology;

•	in-license North American drugs for manufacture and sales in China and Asia; JPI has signed a memorandum of understanding with Bio-Health Technology Inc. (“BTI”) to act as their sole manufacturer of PROVIN-C. In February of 2008, JPI assisted BTI in setting up their representative office in Beijing. JPI will submit an application to the SFDA for approval to market PROVIN-C which we hope will be completed by the end of 2009, although there can be no assurance that such application will be approved at that time, if at all; and

•	fully utilize our Chinese Good Manufacturing Practices (“GMP”) recognition manufacturing facilities to foster worldwide sales of existing and to-be developed products.

     Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for any one of a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the USFDA, did not approve the product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
     There may be other factors that prevent us from marketing a product. Our products compete with other products or treatments for diseases for which our product may be intended. We cannot guarantee we will be able to produce commercially successful products, and to date, DR-70® has not been approved for sale in the U.S. by the USFDA or in China by the SFDA. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it would take for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time it would take to complete necessary clinical trials and obtain regulatory approval in either the U.S. or China.
Sales and Marketing
     Currently, our efforts are focused on expanding JPI’s business in China, as we do not have USFDA approval to market DR-70® in the U.S. A significant amount of our recent financings have been used to: (i) renovate JJB’s manufacturing facilities; (ii) develop additional distribution channels for JJB and YYB’s existing products; and (iii) investigate and develop or license new products that can be distributed in China. We are also seeking additional exclusive and non-exclusive distribution agreements with distributors in countries where we have obtained, or believe we can obtain, regulatory approval.
     We continue to offer OEM or private label test kits to under-served international markets through distributor relationships and to domestic markets through strategic partnerships and relationships with larger diagnostic companies, but do not engage in extensive marketing activities to generate sales of our OEM products. However, we use the internet, select journals, and industry trade shows for our limited marketing activities.
Manufacturing
     We manufacture our DR-70® kits at our licensed manufacturing facility located at 2492 Walnut Avenue, Suite 100, in Tustin, California. We are an USFDA/GMP approved manufacturing facility. We maintain a current Device Manufacturing License issued by the State of California, Department of Health Services, Food and Drug Branch.

     In December 2003, our facilities in Tustin, California became CE compliant. Our DR-70® kit conforms to the essential requirements of the CE Mark, which is required to sell our product in the European Union (“EU”). The CE Mark is recognized around the world as an indication of quality practices and is referred to as the “Trade Passport to Europe” for non-EU products. As of January 2004 we became EN ISO 1345 compliant, which is important for sales internationally.
     In 2004, the USFDA inspected our facilities and found no deficiencies. Six observations were made and the USFDA’s suggestions were implemented. We were found to be compliant with USFDA Regulations. All of our OEM products are Class I (GMP not required) or Class II (GMP required, as defined by the USFDA guidelines) devices and our facilities meet the GMP requirements for each of our OEM products. We are licensed to manufacture our proprietary products and to repackage our OEM products at our Tustin location.
Our Patents
     Our success depends, in part, on our ability to obtain U.S. and foreign patent protection for our products, preserve our trade secrets, and operate without infringing upon the proprietary rights of third parties. The U.S. Patent and Trademark Office has issued to us two patents which describe methods for measuring ring-shaped particles in extra-cellular fluid as a means for detecting cancer. Our patent for a method of detecting the tumors using ring shaped particles as a tumor marker was issued on October 17, 1995 and expires on October 17, 2012. Our patent for a method for detecting the presence of ring shaped particles as tumor markers was issued on June 3, 1997 and expires on June 3, 2014. We have three additional patent applications pending in the U.S. with respect to our methodology for the DR-70® tumor-markers as reliable indicators of the presence of cancer. In addition, we have one patent based on our methodology for the DR-70® tumor marker pending in Europe.
     In August 2001, we acquired intellectual property rights and an assignment of a U.S. patent application covering a combination immunogene therapy technology for $2,000,000. The technology was purchased from Dr. Lung-Ji Chang, who developed it while at the University of Alberta, Edmonton, Canada. A U.S. patent was issued on May 4, 2004, expires on April 9, 2017, and claims a gene therapy method for treating cancer using an expression vector comprising a gene encoding the B7-2 protein in combination with an additional modulating protein, GMCSF. In 2004, we also filed a continuation patent application on the immunogene therapy technology.
     On November 21, 2001, Singapore granted our patent containing claims to the combination immunogene therapy technology. Singapore is a “registration only” jurisdiction, which means that patent applications are not substantively reviewed prior to grant. However, the patent is enforceable in Singapore, but the validity of such patents is determined by their courts. In November 2006, we were issued a patent in Australia on our CIT technology claims covering the gene therapy method for treating cancer using an expression vector comprising a gene encoding the B7-2 protein in combination with an additional modulating protein.
     In early 2003, Australia granted us a patent for our humanized mouse model technology acquired from Dr. Chang. This technology is a research tool suitable for the evaluation of anti-human tumor immunity and the identification of immuno-modulating genes. In March 2007, Israel granted us a patent for our humanized mouse model. Patents that are based on the humanized mouse model are pending in the following countries: Canada, Europe, Japan, and Singapore.
     On June 19, 2001, a U.S. patent was issued on a technology for evaluation of vaccines in animals which was also acquired from Dr. Chang. This patent expires on December 25, 2017.
     There can be no assurance however, that any additional patents will be issued to us, or that, if issued, the breadth or degree of protection of these patents will be adequate to protect our interests. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to our know-how. Further, there can be no assurance that others will not be issued patents which may prevent the sale of our test kits or require licensing and the payment of significant fees or royalties by us in order for us to be able to carry on our business. Finally, there can be no guarantee that any patents issued to or licensed by us will not be infringed by the products of others. Defense and prosecution of patent claims can be expensive and time consuming, even in those instances in which the outcome is favorable to us. If the outcome is adverse, it could subject us to significant liabilities to third parties, require us to obtain licenses from third parties or require us to cease research and development activities or sales.
Research and Development on DR-70®
     During the years ended December 31, 2007 and 2006, we spent $28,628 and $395,964, respectively, on research and development costs related to DR-70® for the USFDA and SFDA applications for approval of DR-70®.
Competition
     We have only had limited sales of DR-70® to our distributors. We are dependent on our distributors’ financial ability to advertise and market DR-70® in those countries where we have distributors. A number of domestic and international companies are in indirect competition with us in all of these markets. Most of these companies are larger, more firmly established, have significant marketing and development budgets and have greater capital resources than us or our distributors. Therefore, there can be no assurance that we will be able to achieve and maintain a competitive position in the diagnostic test industry.
     Many major medical device manufacturers, including Abbott Diagnostics, Baxter Healthcare Corp., Beckman Diagnostics, Boehringer Mannheim, Centocor, Diagnostic Products Corporation, Bio-Rad Laboratories, Roche Diagnostic Systems, Sigma Diagnostics and others, are manufacturers or marketers of other diagnostic products. We are not aware of any efforts currently being devoted to development of products such as DR-70®; however, there can be no assurance that such efforts are not being undertaken without our knowledge. We believe that most of the diagnostic products currently manufactured by other companies are complementary to DR-70®. Moreover, such companies could develop products similar to our products and they may be more successful than we may in marketing and manufacturing their products. In addition, there are a number of new technologies in various stages of development at the National Institute of Health, university research centers and at other companies for the detection of various types of cancers, e.g., identification of proteomic patterns in blood serum that distinguishes benign from cancerous conditions, which may compete with our product.
JADE PHARMACEUTICAL INC.
Overview of JPI’s Business
     JPI manufactures and distributes its products through two wholly-owned Chinese subsidiaries, JJB and YYB. Historically, JJB has primarily been a manufacturer and distributor of large and small volume injectible fluids as well as other products for external use. YYB, on the other hand, primarily manufacturers tablets, capsules and other over-the-counter pharmaceutical products. Sales of JPI’s products are approximated to be 40% over-the-counter and 60% to hospitals and other institutional customers.
     JJB’s facilities in Shangrao, Jilin Province, China are located on approximately 24 acres of land housing its 250,000 square foot manufacturing facility. YYB is located in Tuman City, Jilin Province, China, and operates a 150,000 square foot facility on approximately 3.45 acres of land there.

     The management of JJB was notified by the Chinese Military Department of its intent to annex part of JJB’s plant located near a military installation. The proposed area to be annexed contains the facilities that are used to manufacture large and small volume parenteral solutions. Management lodged claims against surrendering the plant to the Chinese Military Department and has not received a response as of the date of this prospectus. If such annexation were to occur, although we expect that JJB will be compensated fairly for the facility, JJB will may have to spend significant time and resources finding another location and restarting those operations in another area. In addition, such new location may need to obtain GMP certification.
     JJB’s GMP certification has expired for the small volume parenteral solutions injection plant currently manufacturing Goodnak, and JJB has ceased operations at this facility while modifications are made to the facility to bring operations in compliance. The cost of these modifications is estimated at approximately $1,000,000 and JBB hopes to resume operations at that location by the second quarter of 2008. There can be no assurances that the project will be within budget or that the GMP certificate will be received by the second quarter of 2008.
     Both JJB and YYB utilize the services of more than 200 small suppliers. No raw materials are imported for their pharmaceutical manufacturing operations and no finished products are currently exported out of China. All raw materials are stored at the facilities and neither JJB nor YYB has experienced any difficulty in obtaining raw materials for their manufacturing operations.
     JJB has 57 production licenses for large volume injection fluids, small volume injection fluids, tablets and tinctures and related products.
     JJB’s primary products in the large volume injectible category are: Glucose injection; Glucose and Sodium Chloride injection; Sodium Chloride injection; Metroniadazole injection; Metroniadazole and Glucose injection; Destran 40 Glucose injection; and Heartleaf Houttuynia Herb Extracts injection. JJB’s facility has the capability to produce up to 18 million bottles of large volume injection fluids annually.
     JJB’s primary products in the small volume injectible category are: Human Placental Extracts injection; Heartleaf Houttuynia Herb Extracts injection; Chrondroitin Sulfate injection; Amikacin Sulfate injection; Muscle injection; Glucose injection; Ribavirin injection; and Gentamycin Sulfate injection. JJB’s facility has the ability to produce 70 million bottles of small volume injection fluids annually.
     JJB’s primary products in the tablet category are: Metroniadazole tablets; Domperidone tablets; Piracetam tablets; Inosine tablets; Oryzanol tablets; compound Benzoic Acid tablets; and Camphor Solution tablets. JJB’s facility has the ability to produce 1.5 billion tablets annually.
     JJB has licenses for tinctures and the principal product is compound Benzoic Acid.
     JJB has no significant licensing, royalty or other similar agreements or labor contracts other than standard individual employments contracts with all of JJB’s employees, which is customary in China.
     In 2007, JJB introduced a number of new products including Ondansetron Hydrochloride, Domperidone tablets, levofloxacin tablets and Goodnak injectible solutions. Commencing in September 2007, JJB began selling Goodnak, an anti-aging skin care product containing human placental solutions. Goodnak is currently sold in liquid injectible solutions; but, eventually JJB intends also to offer Goodnak in capsules, sprays and creams to a chain of eight existing and 200-to-be-established JPGreen Health and Beauty Clinics through a newly formed WFOE controlled by our Hong Kong subsidiary. JJB’s facility is currently unable to manufacture Goodnak, but will resume doing so when the facility becomes GMP re-certified.

     Among other products, during the first half of 2008, JJB expects to also manufacture and distribute Omeprazole sodium injectible solutions, Balolloxacin tablets, Prulifloxacin tablets, Lomefloxacin Aspartate injectible solutions and Roxethromycin tablets.
     YYB has 86 product licenses. The following is a list of YYB’s principal products: Gu Yian Ling Pian; Diaitamin Calcium Hydrogen Phosphate and Lysine tablets; Compound Gentian and Sodium Bicarbonate tablets; Compound Paracetamol and Amantadine Hydrochloride capsules; Bear Bile tablets; Promethazine and Bile tablets; Compound Declofenac Sodium and Chlorphenamine Maleate tablets; Paracetamol Caffeine; Artificial Cow bezoar and Chlorphenamine Maleate tablets; Paracetamol Caffeine; Artificial Cow-bezoar and Chlorphenamine Maleate capsules; Trivitamin and Calcium Gluconate Calcium Hydrogen Phosphate chewable tablets; Calcium Hydrogen Phosphate chewable tablets; Fenbufen capsules; Nan Bao capsules, Rhizoma Gastrodiane capsules; and Bererine Hydrochloride tablets. YYB’s plant facility was renovated and new manufacturing facilities were completed in July 2005. YYB’s facilities have the capacity to produce more than an aggregate of one billion tablets and capsules per year.
     Currently, although both JJB and YYB have approximately 140 product licenses, only eight products significantly contribute to JPI’s sales. For the year ended December 31, 2007, the top selling JPI products (unaudited) were as follows:

Sales $
Product	(rounded)
Domperidone Tablet	$5,230,300
Human Placental Histosolution (GOODNAK)	3,706,400
Diavitamin, Calcium Hydrogen Phosphate and Lysine Tablets	1,420,500
Levofloxacin Lactate and Sodium Chloride Injection (concentration)	570,800
Glucose Injectible Solution (250 ml Bottle)	480,140
GuYanLin Tablet	470,490
50% Glucose Injectible Solution (20 ml’s Amp)	416,980
Glucose Injectible Solution (500 ml Bottle)	295,700
Human Placental Histosolution	241,350
Compound Benzoic Acid and Camphor Solution I	193,250
Total	$13,025,910
     Of the foregoing, approximately 40% were over-the-counter sales and 60% were sales to distributors.
     JJB is expected to release the following products in 2008:

Name of Product	Use	Sale Commencement Date
Epinastine Tablets	Allergy	3rd Quarter of 2008
Pidotimod Tablets	Anti-Aging	3rd Quarter of 2008
Creatine Phosphate Sodium Injectible	Heart/Angina	3rd Quarter of 2008
Doxtaxel	Cancer	3rd Quarter of 2008
Chinese Strategy
     General
     JPI is attempting to establish distribution agreements with large pharmaceutical distributors in the larger cities and provinces in China. See “Distribution Agreements” below. JPI and its subsidiaries are also developing new products for distribution in China to complement JJB and YYB’s injectible solutions, tablets and capsules. Currently DR-70® and Docetaxel Injections are products that have been submitted to the SFDA for approval to manufacture and sell in China. JPI expects that sale of Goodnak and other anti-aging and skin care products through existing distribution channels and through to-be-opened JPGreen Health and Beauty Centers will significantly boost sales and profit margins in 2008. The market for over-the-counter pharmaceuticals in China is estimated to be growing at a rate of 30% each year and with China’s large population base, China is believed to be the fastest growing market in the world for pharmaceuticals and health care products.
      Distribution Agreements
     Eleven exclusive, one year renewable Distribution and Agency Agreements were signed with JJB by distributors in third quarter of 2007. These eleven new agreements are specifically for JJB’s new Polypeptide Injection product. These new contracts cover eleven provinces that are located in four distinct regions:

Northern:	Liaoning and Heilongjiang Provinces
Southern:	Hunnan, Zehejiang and Fujian Provinces
Western:	Shanxi, Xinjiang and Gansu Provinces
Central:	Henan, Sichuan and Guizhou Provinces
     These eleven new agreements cover cities in provinces that have a combined population of approximately 376.4 million people. These eleven separate agreements in combination require these new distributors to purchase a minimum of $24,117,171 of JJB’s new Polypeptide Injection product during the one year period of the agreements and minimum initial order of $13,762,977. As of December 31, 2007, the distributors purchased approximately 70% of their commitments.
     In 2006, JJB executed a Memorandum of Understanding (“MOU”) with Jiangxi Baikang Medicine Co., Ltd. (“JBM”) for a distribution arrangement for product distribution in China of various existing and to-be-developed JJB products. As part of the initial phase, JBM transferred the product license and manufacturing licenses of four new drugs, including Marine and Sodium Chloride Injection, Lomefloxacin Aspartate Injection, Lysine Hydrochloride Glucose Injection and Omeprazole Sodium for injection) and two generic drugs (including Roxithromycin capsule and Levofloxacin capsule) to JBM. Due to the change in the approval process by the SFDA, the completion of the license transfer from JBM to JJB has been delayed. The approval is currently expected to be granted in May 2008.
     As JJB and YYB’s resources permit, both JJB and YYB anticipate expanding their current domestic Chinese distribution beyond the cities in which they currently sell through the utilization of new distribution firms in regions currently not covered.
      JPGreen Health and Beauty Centers
     In order to capitalize on the Chinese interest in anti-aging products, nutritional supplements and cosmetic products, in July 2007, JPI began direct distribution of similar products through retail outlets owned and managed by others known as “Jade Healthy Supermarkets.” The Jade Healthy Supermarkets are small retail stores operated by others who sell JPI’s products at retail to consumers. As a result of this experience, JPI has refocused these activities to concentrate on sales to beauty clinics who could offer anti-aging clinical treatments to its clients. These clinics are now called “JPGreen Health and Beauty Clinics.” There are currently eight existing JPGreen Health and Beauty Clinics, These JPGreen locations, typically 300-900 square feet in size, are being developed through in-house store openings and through the acquisition of existing beauty and spa businesses. The typical JPGreen Clinic is anticipated to generate, on average, approximately $400,000 to $700,000 in annual sales with an average net profit margin of at least 30%. Numerous existing beauty and spa businesses have indicated their interest in being acquired and converted to JPGreen Clinics. JPI currently anticipates, assuming successful funding for this newline of business is obtained, acquiring and converting up to 200 locations in fiscal year 2008.

There can be no assurance that any of the intended acquisitions are completed or that JPI will receive the necessary funding to adequately finance the acquisition of JPGreen Clinics.
Sales, Marketing and Distribution
     Sales of JJB’s and YYB’s products are approximately 40% over-the-counter and 60% to institutional or hospital customers. JJB and YYB together had established a multi-level marketing program consisting of approximately forty sales managers and approximately 1,000 sales representatives who act as individual marketers of JJB and YYB’s over-the-counter products.
     Both JJB and YYB are developing educational programs for hospitals, doctors, clinics and distributors with respect to JJB and YYB’s product lines. These educational programs are intended to improve sales and promotion of JJB and YYB’s products. Both JJB and YYB sell to hospitals, retail stores and distributors who act as agents. One primary distributor has 29 retail outlets throughout the China. In addition, JJB and YYB have a dedicated sales team that manages its own direct sales force and sells to retail outlets all over China.
     In 2007, 82% of JPI’s revenues were derived from JJB’s products, 16% were from the sale of YYB’s products and 2% from other activities of JPI. The cost to manufacture most products is approximately 50%, but the gross margins vary slightly from product to product. JPI estimates that the gross profit on its products will be approximately 60% for 2008.
     The sale of one of JJB’s products, Yuxingcao, has been temporarily prohibited in China due to safety concerns. Although JJB considers its products safe, the prohibition will remain in effect until such time as the Chinese government determines the source of the unsafe products. The Chinese authority has allowed the commercial sales of some Yuxingcao products in October 2006 but not the product manufactured by JJB. None of the Yuxingcao products sold in 2006 was returned during the nine months ended September 30, 2007. Due to the prohibition of sales of Yuxingcao products, there were no sales of Yuxingcao for the nine months ended September 30, 2007.
     Our management believes there will be no claims from customers on the sale of Yuxingcao as the quality of the product is not an issue. It is the current policy of the relevant authorities in China to prohibit the sales of Yuxingcao-related products. No estimate is known at this time for the resumption of the commercial sales of Yuxingcao.
Manufacturing
     The JJB facility has received three GMP Certificates, one for large volume parenteral solutions (December 26, 2000), one for small volume parenteral solutions (January 27, 2003) and one for tablets, tinctures and other products for external use (July 27, 2005). YYB received a GMP Certificate for tablets, capsules and mixtures on December 3, 2004.
     JJB’s GMP certification has expired for the small volume parenteral solutions injection plant currently manufacturing Goodnak. JJB has ceased operations while modifications are made to the facility to bring operations in compliance. The estimated cost of these modifications is approximately one million dollars and resumption of operations estimated by the second quarter of 2008.
Research and Development
     In the past, JJB and YYB entered into joint research and development agreements with outside research institutes, but all of the prior joint research agreements have expired. JJB and YYB currently perform all of their own research and development activities on new products at their own facilities. Currently, JJB is researching and attempting to develop a liver cancer treatment, a bone growth stimulant and an antibiotic for the treatment of the urinary system. Each of these products will require an additional investment of funds before these products will be available for sale, assuming product licenses are obtained for their manufacture. YYB is attempting to develop products for the treatment of cardiovascular disease, treatments for cancer, and a healthy food series.
Competition
     JJB and YYB compete with different companies in different therapeutic categories. For example, with regard to large and small volume injection fluids, JJB primarily competes with Jiangxi Zhuhu Pharmaceutical Company, located in Jiangxi Province, and Jiangxi Pharmaceutical Company, located in Jiangxi Province.
     The manufacture of large and small volume injection fluids, small volume injection fluids, tablets and tinctures and related product include generics, over-the-counter and supplement pharmacy products. There are at least 70 companies in China approved by the SFDA to manufacture large and small volume injection fluids. JJB competes with numerous companies for distribution of JJB’s tablets as these are common over the counter pharmaceuticals. YYB completes primarily with twenty other companies similar to YYB who are licensed to sell herbal extracts throughout China and Asia. We share the same markets in China as American Oriental Bioengineering, Inc., Tiens Biotech Group, China Medical Technologies and other companies. Most of these companies are larger, more established and have significant marketing and development budgets and have greater capital resources than we. Therefore, there can be no assurance that we will be able to achieve and maintain a competitive position in this market.
Chinese Credit Facilities
     When JPI acquired JJB and YYB, KangDa Pharmaceutical Company, a predecessor of JJB, had a credit facility and bank loan from Industrial and Commercial Bank of China (“ICBC”) of approximately $4.5 million (the “KangDa Credit Facility”), which was assumed by JPI. The loan from ICBC is secured by a pledge of the real property on which our Chinese manufacturing facilities are located. Currently, approximately $3.5 million is due and payable on the KangDa Credit Facility. JPI is currently negotiating with ICBC to pay off the KangDa Credit Facility and to establish new loans and credit facilities which will allow JPI to renovate its manufacturing facilities to bring it in compliance with all Chinese GMP requirements and provide working capital to finance the operations at up to 200 JPGreen Health and Beauty Clinics in 2008. Should negotiations with the bank fail, JPI will require additional capital for these needs and to capitalize on other new opportunities that may arise. The only source of these funds may be the sale of additional securities by us, which would result in additional dilution to our current shareholders.
Chinese Regulation
     Pursuant to Article 9 of the Law of China on Pharmaceutical Administration (“China Law”), pharmaceutical manufacturing enterprises must organize production according to the statutory administrative criteria on quality of pharmaceuticals formulated by the supervisory and administrative departments in charge of pharmaceuticals of the State Council. The supervisory and administrative departments issue a Good Manufacturing Practices Certificate to enterprises that meet the requirements of the China Law. YYB’s facility has been issued the GMP certificates necessary to conduct the current manufacturing operations at their respective facilities. JJB’s facility has been issued GMP certificates necessary to conduct current operations except for the small volume parenteral solutions injection plant, which facility’s GMP certificate expired in February 2008. JJB has ceased operations of this facility while modifications are being made to bring its operations in compliance. The estimated cost of these modifications is approximately one million dollars and resumption of operations is currently estimated by the second quarter of 2008.
     In addition, under Article 31 of China Law, each entity manufacturing pharmaceuticals must receive the approval of the supervisory and administrative departments in charge of pharmaceuticals of the State Council and receive a serial approval number to manufacture a specific pharmaceutical. Both JJB and YYB have product licenses to manufacture all of the products currently being manufactured by them. Both JJB and YYB are also subject to the Food Sanitation Law providing standards in sanitation for the consumption or injection of foods.
     All new drug applications must be approved by the SFDA. In June 2007, the Chinese approval process fundamentally changed. Under the new SFDA guidelines, the SFDA is unlikely to approve the marketing of DR-70®without one of the following: approval by the USFDA, sufficient clinical trials in China, or product approval from a country where DR-70® is registered and approved for marketing and export. JPI intends to proceed with all of these options in an attempt to meet the new SFDA guidelines, but, there can be no assurances that JPI will obtain approval for DR-70® or what the timing thereof may be.
RISK FACTORS
     This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.
Limited product development activities; our product development efforts may not result in commercial products.
     We intend to continue to pursue USFDA and SFDA approval of DR-70® and licensing of our combination immunogene therapy technology. Due to limited cash resources, we are limited in the number of additional products we can develop at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the USFDA or SFDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
     Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.
     Our cash position as of February 20, 2008 of approximately $2,835,000 is not sufficient to conduct significant clinical trials for DR-70® or to market our products internationally by ourselves. With or without additional financing (or cash generated from our pharmaceutical operations in China), we will likely engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed.
Our operations in China involve significant risk.
     JJB and YYB operate as WFOEs in China. Risks associated with operating as a WFOE include unlimited liability for claims arising from operations in China and potentially less favorable treatment from governmental agencies in China than JJB and YYB would receive if JJB and YYB operated through a joint venture with a Chinese partner.
     JJB and YYB are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Compliance with changes in law may require us to incur additional expenditures which could have a material impact on our consolidated financial position, results of operations and cash flows.
     As in the case of JJB, the Chinese government has the right to annex or take facilities it deems necessary. Currently, a portion of JJB’s facility that produces large and small volume parenteral solutions has been identified for annexation by the Chinese Military Department. JJB has objected to the Chinese Military Department’s annexation. The outcome of this event cannot be predicted at this time, but if the Chinese government takes this facility, although we expect that JJB will be compensated fairly for the facility, JJB will may have to spend significant time and resources finding another location and restarting those operations in another area. In addition, such new location may need to obtain GMP certification. Such annexation, or the threat of such annexation, may negatively impact our results of operation and financial condition.
     The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. Historically, the Chinese government has benchmarked the RMB exchange ratio against the U.S. dollar, thereby mitigating the associated foreign currency exchange rate fluctuation risk; however, no assurances can be given that the risks related to currency deviations of the RMB will not increase in the future. Additionally, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.
We may not be able to continue to operate our business if we are unable to attract additional operating capital.
     The current level of our revenues is not sufficient to finance all of our operations on a long-term basis. Currently, our operations do not produce sufficient cash to offset the cash drain of the USFDA approval process for DR-70® and our other general operating and administrative expenses. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to: (i) finance the costs of USFDA approval of DR-70® in the U.S. and SFDA in China; (ii) supply additional working capital to JPI for expansion of manufacturing capabilities for new and existing products; and (iii) fund ongoing general and administrative expenses of our business.
     At February 20, 2008, we had cash on hand of approximately $2,835,000 and cash is being depleted at the rate of approximately $450,000 per month. Assuming (i) the current level of revenue from the sale of DR-70® kits does not increase in the near future, (ii) we do not require new cancer samples to satisfy the USFDA concerns on our pending 510(k) application, (iii) we do not conduct any full scale clinical trials for DR-70 ® or our combination immunogene therapy technology in the U.S. or China, (iv) JPI generates sufficient cash to meet or exceed its cash requirements, and (v) no outstanding warrants are exercised, the amount of cash on hand is expected to be sufficient to meet our projected operating expenses through September, 2008.

     As of December 31, 2007, we had warrants outstanding that are currently exercisable for up to an aggregate of 4,528,668 shares of our common stock at a weighted-average exercise price of $4.07 per share. Included within that amount are (i) warrants to purchase a total of 367,137 shares (including broker warrants) which were issued at an average exercise price of $5.51 per share in our December 2006 private placement, (ii) warrants to purchase a total of 1,218,373 shares at an average exercise price of $3.68 per share which were issued in April and May of 2007, and (iii) warrants to purchase a total of 1,366,319 shares which were issued at an average exercise price of $4.74 per share in our most recent private placement conducted in November 2007 and February 2008. In addition, any future equity financing may involve substantial dilution to our stockholders.
Our independent registered public accounting firm has included a going concern paragraph in their report on our financial statements.
     While our independent registered public accounting firm expressed an unqualified opinion on our consolidated financial statements, our independent auditors did include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to our working capital deficit and continuing net losses. Our ability to continue as an operating entity currently depends, in large measure, upon our ability to generate additional capital resources. In light of this situation, it is not likely that we will be able to raise equity. While we seek ways to continue to operate by securing additional financing resources or alliances or other partnership agreements, we do not at this time have any commitments or agreements that provide for additional capital resources. Our financial condition and the going concern emphasis paragraph may also make it more difficult for us to maintain existing customer relationships and to initiate and secure new customer relationships.
Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.
     We conduct research and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the USFDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration) and the SFDA in China as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The USFDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.
USFDA approval for marketing DR-70®is not assured.
     On November 13, 2007, we received a letter of deficiency noting four areas of concern with our pending 510(k) application for our DR-70® test kit and the application was put on hold pending the USFDA’s receipt of our response to the USFDA’s concerns. We were granted an extension to May 12, 2008 to respond in full. While we intend to revise our application to address the USFDA’s concerns, the USFDA’s response to the revised application cannot be anticipated and no assurances can be given that we will ever receive USFDA clearance for the commercial sale of DR-70® in the U.S. Furthermore, if USFDA approval is granted, although the approval has no expiration date, if we are found in violation, the USFDA may impose fines, terminate the approval or seize our products, at its discretion. In addition, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.
SFDA approval for marketing DR-70® is not assured.
     JPI submitted an application with the SFDA for approval to market the DR-70® test kit in China. The SFDA has begun the approval process with the DR-70® test kit undergoing standard product review by the Beijing Institute of Medical Device Quality Supervision and Inspection Center. In June 2007, the Chinese approval process fundamentally changed. Under the new SFDA guidelines, the SFDA is unlikely to approve the marketing of DR-70® without one of the following: approval by the USFDA, sufficient clinical trials in China, or product approval from a country where DR-70® is registered and approved for marketing and export. JPI intends to proceed with all of these options in an attempt to meet the new SFDA guidelines, but, there can be no assurances that JPI will obtain approval for DR-70® or what the timing thereof may be. If SFDA approval is granted, and if we are found in violation, the SFDA may impose fines, terminate the approval or seize our products, at its discretion.
Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.
     As noted above, we are engaged in litigation with AcuVector and with the Governors of the University of Alberta over our combination immunogene therapy technology. Although theses cases are still in the early stages of discovery, we believe they are without merit and that we will receive a favorable judgment in both. However, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired.
The value of intangible assets may not be equal to their carrying values.
     One of our intangible assets includes the combination immunogene therapy technology, which we acquired from Dr. Chang in August 2001. We also purchased certain intangible assets in our acquisition of JPI. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, we are required to evaluate the carrying value of such intangibles, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products.
     Patent approval for eight original claims related to the combination immunogene therapy technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our combination immunogene therapy technology and we do not have the funds to conduct the clinical trials which would be required to obtain regulatory approval for our combination immunogene therapy technology. Accordingly, we are seeking a strategic partner to license the combination immunogene therapy technology from us. If we cannot attract a large pharmaceutical company to license our combination immunogene therapy technology and conduct the trials required to obtain regulatory approval, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our combination immunogene therapy and other intangible technology may have a substantially reduced value, which could be material. As intangible assets represent a substantial portion of assets in our consolidated balance sheet, any substantial deterioration of value would significantly impact our reported consolidated financial position and our reported consolidated operating results.
If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.
     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.
We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.
     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors’ market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.
We have limited sales of DR-70® and are reliant on our distributors for sales of our products.
     Prior to the acquisition of JPI, virtually all of our operating revenues have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products. For the year ended December 31, 2007, almost all of our revenues were derived from sales of DR-70® and we had only nominal sales of our OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of DR-70® or our OEM products. Moreover, none of our distributors or customers is contractually required to buy any specific number of DR-70® kits or OEM products from us. Accordingly, based upon this fact, historical sales, and the uncertainty of USFDA approval for sale of DR-70® in the U.S., any projection of future orders or sales of DR-70® kits or OEM products is unreliable. In addition, the amount of DR-70® purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.
JPI is reliant on its distributors for sales of its products.
     Most of JPI’s products are sold to distributors. JPI’s distributors are not required to purchase any minimum quantity of products; however, many of JPI’s distribution agreements are subject to termination and cancellation if minimum quantities of specified products are not purchased by the distributors. JPI has never terminated any distributor for failure to meet the minimum quantity sales targets.
We are subject to risks associated with our foreign distributors.
     Our business strategy includes the continued dependence on foreign distributors for our DR-70® product and local distributors in China for JPI’s products. To date, we have not been successful in generating a significant increase in sales for DR-70® through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates; (ii) compliance with local laws and other regulatory requirements; (iii) restrictions on the repatriation of funds; (iv) inflationary conditions; (v) political and economic instability; (vi) war or other hostilities; (vii) overlap of tax structures; and (viii) expropriation or nationalization of assets. The inability to manage these and other risks effectively could adversely affect our business.
We do not intend to pay dividends on our common stock in the foreseeable future.
     We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.
If we fail to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures or if material weaknesses or other deficiencies are discovered in our internal accounting procedures, our stock price could decline significantly.
     Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting commencing December 31, 2007 and a report by our independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting for the year ending December 31, 2008. We are required to document and test our internal control procedures. In the course of continuing our review of the effectiveness of our internal controls over financial reporting as at September 30, 2007, we identified the following issues that individually or aggregately may materially affect our internal controls of financial reporting:
•	We did not maintain effective internal control over financial reporting relating to accurate recording and presentation of certain routine and non-routine accounting transactions in accordance with GAAP; and

•	We did not have adequate controls to property determine and account for (i) the contractual arrangements with ShenZhen JieKang Technologies Ltd. or (ii) our business arrangement with Shanghai XiangEn Food Company Ltd. relating to certain retail stores.
     In order to remediate these issues, we hired an accounting manager for Chinese operations who is familiar with U.S. GAAP and who reports to our Chief Financial Officer. We have instituted additional procedures for future accounting periods that will cause the transactions in China to be reported on a timelier basis and we will continue to ensure that these transactions are recorded in accordance with U.S. GAAP prior to consolidation. We will continue our efforts to improve or modify our procedures and controls to provide reasonable assurance with respect to the accurate reporting of transactions and presentation of our financial disclosures.
     Notwithstanding the material weaknesses discussed above, our management has concluded that the consolidated financial statements included in our Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 3007, and incorporated by reference into this prospectus fairly present in all material respects our financial condition, results in operations and cash flows for the period ended September 30, 2007 in conformity with accounting principles generally accepted in the U.S.
     We may identify other material weaknesses in our internal control over financial reporting and other deficiencies in the future. If any material weaknesses and deficiencies are detected, it could cause investors to lose confidence in us and result in a decline in our stock price.
     If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
Loss of our listing on the American Stock Exchange could adversely affect the marketability and price of our shares.
     We are not currently in compliance with the standards for continued listing on AMEX, although AMEX has not yet taken any action to delist our securities. Unless we meet the standards for continued listing, AMEX could at any time (i) commence a proceeding to delist our securities or (ii) include us in the list of companies that are not in compliance with AMEX’s continued listing standards and require that the indicator “.BC” be added as an extension to our symbol which will be transmitted with any quotation or trade of our shares. In June 2006, we submitted a plan to become compliant with AMEX’s continued listing standards which plan included the acquisition of JPI. The JPI acquisition closed on September 28, 2006. On November 10, 2006 AMEX advised us that the plan period would remain open until we have been able to demonstrate compliance with the continued listing standards for two consecutive fiscal quarters. As of the date hereof, AMEX has not yet issued its final letter stating that we are in compliance with the Continued Listing Standards. Delisting from AMEX may impact our ability to raise capital in the future. The loss of listing on AMEX could adversely affect the marketability and/or price of our shares because some brokers and other traders might refrain from purchasing or trading our shares if we were delisted or if they perceived that a delisting might occur in the near future. Additionally, delisting from AMEX may adversely impact our ability to raise capital in the future.
Our stock price is volatile, which could adversely affect your investment.
     Our stock price, like that of other international bio-pharma cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:
•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters;

•	broader industry and market trends unrelated to our performance;

•	economic markets in Asia; and

•	competition in local Chinese markets where we sell JPI’s product.
     In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.
We have limited product liability insurance.
     We currently produce products for clinical studies and for investigational purposes. We are producing our products in commercial sale quantities, which will increase as we receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of our inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence, and $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against us.
USE OF PROCEEDS
     We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $6,476,000 from the exercise of the warrants to purchase 1,366,319 shares of our common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised. Neither the issuance of the common stock to the selling stockholders upon the exercise of the warrants nor the transfer of the warrants is part of this offering.
DETERMINATION OF OFFERING PRICE
     This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock, as quoted on the American Stock Exchange on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.
SELLING STOCKHOLDERS
     This prospectus relates to the offering and sale, from time to time, of up to 4,345,257 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.
     The following table sets forth certain information known to us, as of February 20, 2008, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially
	owned as of		Number of	Shares beneficially
	February 20, 2008		shares being	owned after offering(1)
Name of beneficial owner	Number	Percentage	Offered	Number	Percentage
Alpha Capital Anstalt(2)	361,211	2.0%	242,718	118,493	*
Gemini Master Fund Ltd.(3)	544,484	3.4%	240,000	304,484	1.9%
Eisenberger Investments(4)	65,946	*	33,750	32,196	*
David Herzog(5)	77,500	*	52,500	25,000	*
David Herzog HPB, Inc.	48,750	*	48,750	0	0
Cranshire Capital, LP(6)	169,047	1.1%	150,000	19,047	*
El Coronado Holdings, LLC(7)	187,500	1.27%	187,500	0	0
MAC & CO(8)	242,720	1.5%	242,720	0	0
MidSouth Investor Fund LP(9)	242,720	1.5%	242,720	0	0
Heidtke 401(k) Profit Sharing Plan and Trust(10)	12,137	*	12,137	0	0
Lyman O. Heidtke(11)	48,543	*	48,543	0	0
Momona, LLC(12)	72,814	*	72,814	0	0
Alder Offshore Mansterfund LP(13)	136,500	*	136,500	0	0
Alder Capital Partners I, LP(14)	352,500	2.2%	352,500	0	0
John Connors	22,500	*	22,500	0	0
BH Capital Investments LP(15)	52,500	*	52,500	0	0
Excalibur Small-Cap Opportunities LP(16)	193,500	1.2%	193,500	0	0
Credit Suisse Client Nominees (UK) Limited FBO RAB Special Situations (Master) Fund Limited(17)	1,080,811	6.7%	242,718	838,093	5.2%
Whalehaven Capital Fund Limited(18)	194,175	1.2%	194,175	0	0
Chestnut Ridge Partners, LP(19)	242,718	1.5%	242,718	0	0
Boston Financial Partners(20)	509,301	3.2%	75,000	434,301	2.7%
First International Capital Group, Ltd.(21)	644,480	4.1%	250,000	394,480	2.5%
Madden Consulting, Inc.(22)	50,000	*	50,000	0	0
LWP1, Inc.(23)	300,000	1.9%	300,000	0	0
GreenBridge Capital Partners IV, LLC(24)	485,439	3.3%	485,439	0	0
Brighton Capital(25)	19,450	*	19,450	0	0
Galileo Asset Management, S.A.(26)	334,757	2.1%	107,171	227,256	1.4%
Spencer Clarke, LLC(27)	28,160	*	28,160	0	0
Ariel Imas	9,387	*	9,387	0	0
Braden Anthony Ferrari	9,387	*	9,387	0	0

*	Less than 1%

(1)	Assumes all shares offered hereby are sold.

(2)	Konrad Ackerman, Director, has sole voting and investment power with respect to these shares. Includes warrants to purchase 118,493 shares of common stock previously issued and outstanding.

(3)	Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd. and Mr. Steven Winters is the sole managing member of Gemini Strategies, LLC. Each of Gemini Strategies, LLC and Mr. Winters disclaims any equitable or beneficial ownership of such securities. Includes warrants to purchase 166,356 shares of common stock previously issued and outstanding held by Gemini Master Fund Ltd. and warrants to purchase 138,128 shares held by Gemini Strategies, LLC.

(4)	Stuart Eisenberger, sole owner, has sole investment and voting power over these shares. Includes warrants to purchase 32,196 shares of common stock previously issued and outstanding.

(5)	Includes warrants to purchase 25,000 shares of common stock previously issued and outstanding, but does not include any shares owned by David Herzog HPB, Inc. David Herzog has sole investment and voting power over these shares.

(6)	Mitchell R. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P. has sole voting and investment control with respect to these shares. Includes warrants to purchase 19,047 shares of common stock previously issued and outstanding.

(7)	Josiah T. Austin, Managing Member, has sole voting and investment power with respect to these shares.

(8)	Nominee for The Gabelli Healthcare & Wellness RX Trust, a U.S. closed-end mutual fund (business trust).

(9)	Lyman O. Heidtke, General Partner, has sole voting and investment power with respect to these shares. Does not include any shares held by the Heidtke 401(k) Profit Sharing Plan and Trust or Lyman O. Heidtke, individually.

(10)	Lyman O. Heidtke, Trustee, has sole voting and investment power with respect to these shares. Does not include any shares held by MidSouth Investor Fund LP or Lyman O. Heidtke, individually.

(11)	Excludes shares held by MidSouth Investor Fund LP and Heidtke 401(k) Profit Sharing Plan & Trust.

(12)	Arte Rabinowitz, Director and President, has sole voting and investment power with respect to these shares.

(13)	Michael Licosati, President of Alder Capital LLC, has sole voting and investment power with respect to these shares.

(14)	Michael Licosati, President of Alder Capital LLC, has sole voting and investment power with respect to these shares.

(15)	Henry Brachfeld, President of BH Capital Investments, LP, has sole voting and investment power with respect to these shares.

(16)	William Hecter, President of the General Partner, has sole voting and investment power with respect to these shares.

(17)	Philip Richards, principal of RAB Special Situations (Master) Fund Limited, has voting and investment power with respect to these shares. Includes 476,190 shares of common stock and warrants to purchase 361,903 shares of common stock previously issued and outstanding.

(18)	Michael Finkelstein, Investment Manager, Arthur Jones, Director, Trevor Williams, Director, and Marco Westfield, Director, have voting an investment control with respect to these shares.

(19)	Kenneth Pasternak, the Managing Member of the General Partner of Chestnut Ridge Partners, LP, has sole voting and investment control with respect to these shares.

(20)	Thomas Brazil, President and beneficial owner, has sole investment power with respect to these shares. Includes 386,600 shares of common stock and warrants to purchase an aggregate of 115,701 shares of common stock previously issued and outstanding.

(21)	Mr. Benjamin Levi, attorney and beneficial owner, has sole voting and investment power with respect to these shares. Includes an aggregate of 494,480 shares previously issued and outstanding.

(22)	Thomas Madden, President and Owner, has sole voting and investment power with respect to these shares.

(23)	Jamie Lissette, President and Owner, has sole voting and investment power with respect to these shares.

(24)	Cory P. Schlossmann, managing member, and Joseph Kowal, Member, have voting and investment power with respect to these shares.

(25)	Jeffrey Wolin, Owner, has sole voting and investment power with respect to these shares.

(26)	Marie-Christine Wright, Director and beneficial owner, has sole voting and investment power with respect to these shares. Includes previously issued and outstanding warrants to purchase 227,586 shares of common stock.

(27)	Reid Drescher, President and CEO, has sole voting and investment power with respect to these shares.
     In our most recent private offering, two of the selling shareholders listed above, Galileo Asset Management, S. A. (and their designees) and Spencer Clarke, LLC (and their designees), acted as our placement agents for the private placement in November 2007, for which they or their assignees received, in addition to cash compensation equal to 10% of the purchase price of our securities sold by them, collectively warrants to purchase an aggregate of 200,751 shares of our common stock. They will also receive a cash commission of 6% percent upon exercise of the warrants issued to the purchasers in that private placement. Galileo Asset Management, S.A. and Spencer Clarke, LLC also received a non-accountable expense allowance of $75,000 each in the offering. Galileo Asset Management, S.A. has also acted as a placement agent in a number of prior offerings of our securities. Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with us or any of our subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.
     The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.
PLAN OF DISTRIBUTION
     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price or (ii) in private sales at negotiated prices or by a combination of such methods of sale.
     Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.
     Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon by Bryan Cave LLP, Irvine, California.
EXPERTS
     The consolidated financial statements as of December 31, 2006 and for each of the two years in the period ended December 31, 2006 incorporated in this prospectus by reference from AMDL, Inc.’s (the “Company”) Annual Report on Form 10-KSB for the year ended December 31, 2006 have been audited by KMJ Corbin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the substantial doubt about the Company’s ability to continue as a going concern), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
AVAILABLE INFORMATION
     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at: 100 F Street N.E., Room 1580, Washington, DC 20549. You should call (202) 551-8090 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning us may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
     This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares (File No. 1-16695):
•	Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006, as amended by Amendment No. 1 to our Annual Report on Form 10-KSB filed June 21, 2007;

•	Registrant’s Quarterly Reports on Form 10-QSB for the periods ended March 31, 2007 and June 30, 2007, as well as the Form 10-QSB for the period ended September 30, 2007, which was amended on February 22, 2008;

•	Registrant’s Current Reports on Form 8-K filed October 5, 2007 and October 15, 2007; Registrant’s Current Report on Form 8-K/A filed December 10, 2007; and Portions of Registrant’s Current Reports on Form 8-K filed May 7, 2007, June 7, 2007 and December 26, 2007; and

•	The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001.
     We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Gary L. Dreher, Chief Executive Officer, Telephone (714) 505-4460.

PART II
INFORMATION NOT REQUIRED
IN PROSPECTUS
Item 14. Itemized Statement of Expenses.
     The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$543
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	10,000
Printing Fees and Expenses	2,000
Miscellaneous	457

Total	$28,000
Item 15. Indemnification of Directors and Officers.
     Delaware law and AMDL’s Certificate of Incorporation and Bylaws provide that AMDL shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.
     AMDL’s directors, officers, agents and employees are entitled to indemnification by each of the selling stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement and the prospectus contained herein made in reliance upon written information furnished to AMDL by such selling stockholder for use in this registration statement or the prospectus.
     AMDL has also entered into indemnification agreements with its directors whereby AMDL has agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to AMDL to the maximum extent permitted by Delaware law. AMDL believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.
     AMDL also maintains a directors and officers insurance policy with aggregate limits of $2,000,000 pursuant to which our directors and officers are insured against liability for certain actions in their capacity as directors and officers.
Item 16. Exhibits.
     The exhibits to this Registration Statement are listed in the Index to Exhibits included elsewhere in this Registration Statement.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statements is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on February 27, 2008.

AMDL, INC.
By:	/s/ Gary L. Dreher
Gary L. Dreher, President

POWER OF ATTORNEY
     Each director whose signature appears below constitutes and appoints Gary L. Dreher, his true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting onto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on February 27, 2008.

Signature	Title

/s/ Gary L. Dreher GARY L. DREHER	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Akio Ariura AKIO ARIURA	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Douglas C. MacLellan DOUGLAS C. MACLELLAN	Director

/s/ Edward R. Arquilla EDWARD R. ARQUILLA	Director

/s/ Minghui Jia MINGHUI JIA	Director

/s/ William M. Thompson, III WILLIAM M. THOMPSON III	Director

INDEX TO EXHIBITS

Exhibit

5.1	*Opinion and Consent of Bryan Cave LLP

23.1	*Consent of Bryan Cave LLP (included within Exhibit 5.1)

23.2	*Consent of KMJ Corbin & Company LLP

24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	Filed herewith

II-4